Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 12, 2007 TO PROSPECTUS DATED JUNE 29, 2007

OCTOBER 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	October 2007	Year to Date	10/31/07	10/31/07

Series A	9.92%	1.11%	$64,449,650	$1,516.88
Series B	14.57%	0.05%	$30,598,943	$1,822.95

*	All performance is reported net of fees and expenses

Fund results for October 2007:

World bond markets remained volatile in October, finishing with notable gains as rising economic uncertainty overcame positive early month data. U.S. Bond futures moved slightly lower throughout the first half of the month as strong employment data and solid retail sales added to hopes the U.S. economy could avoid a recession. In Europe, the Euro rallied after the European Community Bank (“ECB”) restated its view that the economy will continue to expand amid steady inflation risks and left their benchmark rate unchanged. European bonds also rallied despite the ECB’s policy stance as worldwide credit market concerns lingered. Japanese Government Bonds rose sharply toward the month’s end as a slowdown in overseas demand led to declining machinery orders and disappointing industrial production. The Fund’s short positions in this sector collectively produced losses.

The U.S. Dollar continued its strong downward trend in October. Worldwide commodity prices continued to derive support from the Dollar’s weakness, thereby driving strong economic results and higher yields in commodity dependant economies. The Brazilian Real (+3.9%), Australian Dollar (+3.7%), Canadian Dollar (+3.8%), and the South African Rand (+4.8%) reaped the benefits of the historic commodity rally. The Indian Rupee continued to trend higher despite government action restricting foreign investment in an effort to curb speculative activities. European regional currencies in countries such as the Czech Republic, Slovakia, and Denmark advanced against the Euro as strong relative growth continues to benefit these smaller countries. The Fund’s short positions in the U.S. Dollar resulted in relatively large gains.

Crude oil futures moved sharply higher (+12.5%) throughout October as the market continued an advance that began in January. Futures accelerated with the Turkish Prime Minister’s approval of military action against Kurdish rebels in northern Iraq and the imposition of more severe U.S. economic sanctions against Iran. Extreme U.S. Dollar weakness, tight crude oil supplies heading into the winter heating season, an increase in refinery utilization, and the overall resilience of the world economy also supported values. Unleaded gas (+10.3%) and heating oil (+9%) followed crude oil higher while natural gas finished only 3.2% higher as mild weather contributed to solid inventories, which are 7.2% greater than the five year moving average. Gains from the Fund’s long positions overwhelmed losses from short positions, resulting in an overall gain for this sector.

Precious metals posted impressive gains, led by gold, which rallied 5% to 27-year highs near the $800 level. Gold found persistent support from weakness in the U.S. Dollar, which moved to new record lows against the Euro as investors sought portfolio diversity. Ongoing geopolitical tensions boosted crude oil to record levels of over $93 a barrel, which also increased gold’s attractiveness as an inflation hedge. Silver advanced 2.9% to its highest level since April in sympathy. Platinum shined during the month of October, reaching a new record high of 1474.90, driven by supply shortages stemming from South African mine closures. These events led the Fund’s long metal positions to an overall gain.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s overall positive performance.

For the month of October 2007, Series A gained 9.92% and Series B gained 14.57%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
OCTOBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended October 31, 2007)

STATEMENT OF INCOME

October 2007

Investment income, interest	$219,738

Expenses
Management fee	99,881
Ongoing offering expenses	13,497
Operating expenses	8,099
Selling Commissions	215,956
Other expenses	1,308
Incentive fee	—
Brokerage commissions	101,823

Total expenses	440,564

Net investment gain (loss)	(220,826)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(346,219)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	6,385,552

Net gain(loss) on investments	6,039,333

Net increase(decrease) in net assets from operations	$5,818,507

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2007

Net assets, beginning of period	$60,022,676

Net increase in net assets from operations	5,818,507
Capital share transactions
Issuance of shares	157,479
Redemption of shares	(1,549,013)

Net increase(decrease) in net assets from capital share transactions	(1,391,534)
Net increase(decrease) in net assets	4,426,973

Net assets, end of period	$64,449,649

NAV Per Unit, end of period	$1,516.88

QUADRIGA SUPERFUND, L.P. — SERIES B
OCTOBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended October 31, 2007)

STATEMENT OF INCOME

October 2007

Investment income, interest	$96,587

Expenses
Management fee	47,421
Ongoing offering expenses	6,408
Operating expenses	3,845
Selling Commissions	102,531
Other expenses	152
Incentive fee	—
Brokerage commissions	68,558

Total expenses	228,915

Net investment gain(loss)	(132,328)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(235,510)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	4,258,571

Net gain(loss) on investments	4,023,061

Net increase(decrease) in net assets from operations	$3,890,733

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2007

Net assets, beginning of period	$27,676,952

Net increase(decrease) in net assets from operations	3,890,733
Capital share transactions
Issuance of shares	970,414
Redemption of shares	(1,939,156)

Net increase (decrease) in net assets from capital share transactions	(968,742)
Net increase(decrease) in net assets	2,921,991

Net assets, end of period	$30,598,943

NAV Per Unit, end of period	$1,822.95

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.